FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

October 15, 2021

Vaxxinity, Inc.

Registration Statement on Form S-1

File No. 333-260163

CIK No. 0001851657

Rule 83 Confidential Treatment Request by Vaxxinity, Inc.

Dear Ms. Sarmento and Mr. Gabor:

On behalf of Vaxxinity, Inc. (the “Company”), in response to comment #11 contained in the letter received from the staff (the “Staff”) of the Securities and Exchange Commission the (“SEC”), dated September 2, 2021, relating to the draft Registration Statement on Form S-1 confidentially submitted by the Company on August 6, 2021, as amended by the confidential submission on September 16, 2021, and to the above referenced Registration Statement on Form S-1 filed on October 8, 2021 (the “Registration Statement”), we submit this supplemental response letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83

For the Staff’s convenience, we have included the applicable heading and the relevant portion of prior comment #11 from the Staff in bold type below, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Determination of the Fair Value of Common Stock

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Preliminary IPO Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share of Class A common stock (the “Preliminary Price Range”) for the initial public offering (the “IPO”) of the shares of Class A common stock of the Company, after giving effect to a stock split, expected to be [***], that the Company expects to implement prior to the effectiveness of the Registration Statement. The Preliminary Price Range is based, in part, upon the Company’s future prospects and those of the industry in which the Company competes, the Company’s history and past operations, the present state of the Company’s development, an assessment of the Company’s management, the Company’s sales and certain other financial and operating information in recent periods, and the prospects for, and timing of, future revenues, and the price-earnings ratios, price-sales ratios, market price of securities and certain financial and operating information of companies engaged in activities similar to the Company’s, as well as input received from BofA Securities, Inc., Jefferies LLC and Evercore Group L.L.C., the representatives (the “Representatives”) of the underwriters for the IPO.

The Company notes, as is typical in IPOs, the Preliminary Price Range for the IPO was not derived using a formal determination of fair value but was determined by discussions between the Company and the Representatives based on an assessment of the foregoing factors.

The parameters of the bona fide price range to be included in a subsequent amendment to the Registration Statement at the time of the commencement of the Company’s road show has not yet been determined and will be subject to then-current market conditions, including the then-current volatility of the securities markets, continuing discussions with the Company and the Representatives and material business developments impacting the Company. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and Question 134.04 of the Regulation S-K Compliance and Disclosure Interpretations. The Company believes that, barring unforeseen events, the foregoing Preliminary Price Range will not be subject to significant change.

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the common stock to date, the estimated fair value of the common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recently available third-party valuations of the common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

The third-party valuations that the Board considered in making its determinations were prepared in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches estimating the business value of an enterprise (“BEV”) and various methodologies for allocating the BEV to the underlying securities in its capital structure.

In accordance with the Practice Guide, the third-party valuation considered the three standard valuation approaches (income, market and asset-based) to estimate the BEV and, after giving consideration to factors such as the history, nature, and stage of development of the Company (including stage of clinical development of the Company’s product candidates); the nature of its assets and liabilities; its capital structure; recent funding rounds; and the availability of reliable, comparable, and verifiable data required to perform the analysis, ultimately determined that the income and market approaches, or the asset-based approach, were the most appropriate under the circumstances as of each valuation. Each of these valuations were prepared using one or more of the following allocation methods to allocate the BEV across the Company’s classes and series of equity securities to estimate the fair value of the common stock:

•

Current Value Method (“CVM”). This method is based on first determining enterprise value using one or more of the three valuation approaches (market, income or asset-based), then allocating the value to the various series of preferred and common stock based on their liquidation preferences or conversion values, whichever would be greater, as though the Company was sold on the measurement date. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

•

Option Pricing Method (“OPM”). Market approaches were utilized to estimate the Company’s enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. The OPM allocates value to the various classes of securities considering a continuous distribution of outcomes, rather than focusing on distinct future scenarios. Each class has, at the time of a liquidity event, a “payoff diagram” that is similar to the payoff

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83

diagrams of regular call options. The characteristics of each class (for example, the conversion ratio and liquidation preference of preferred stock) determine its claim on the equity value. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of a liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on future values in various scenarios, such as liquidity events (initial public offering, sale or merger, dissolution, etc.) or the absence of a liquidity event (continued operations without a change in control). Share value is based on the probability-weighted present value of future cash flows to stockholders, considering each of the scenarios as well as the rights and preferences of each share class.

•

Hybrid Method. The Hybrid Method is a hybrid of scenario-based methods and OPM. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

In addition to considering the results of these third-party valuations, the Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	the prices at which the Company sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to common stock at the time of each grant;

•	the progress of the Company’s research and development programs, including the status and results of pre-clinical studies and clinical trials for the Company’s product candidates;

•	the Company’s stage of development and commercialization and the Company’s business strategy;

•	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

•	the Company’s financial position, including cash on hand, and the Company’s historical and forecasted performance and results of operations;

•	the lack of an active public market for the Company’s common stock and preferred stock;

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company in light of prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

Prior to March 2, 2021, the Company’s subsidiaries United Neuroscience (“UNS”) and C19 Corp. (“COVAXX”) operated independently of each other and valuations of their respective common stock were obtained separately. UNS was dedicated to the development of medicines for chronic diseases, and COVAXX was dedicated to the development of a COVID-19 vaccine. As described in the Registration Statement, on March 2, 2021, in accordance with a contribution and exchange agreement (the “Contribution and Exchange Agreement”), the existing equity holders of UNS and COVAXX contributed their equity interests in each of UNS and COVAXX in exchange for equity interests in the Company (the “Reorganization”). The Reorganization was determined to be a common control transaction, so the carrying values of all contributed assets and assumed liabilities remained unchanged and the financial information for all periods in the Registration Statement presented prior to the Reorganization are presented on a combined consolidated basis. All share and per share amounts, as originally recorded by UNS and COVAXX, have been converted to a number of shares and per share amounts using the conversion ratios determined as part of the Contribution and Exchange Agreement. Since valuations were obtained separately prior to the Reorganization, not all statements of value prior to the Reorganization described in this letter apply to each company equally and this letter distinguishes between the valuations obtained by each company.

Summary of Recent Share-Based Awards

The following table summarizes the share-based awards granted by the Company in the form of stock options from January 1, 2020 through the date of this letter, along with the corresponding exercise price for each option grant, the fair value per share of common stock on each grant date and the per share estimated fair value of each award on each grant date after applying the relevant conversion ratios in connection with the Reorganization.

Grant date	Number of shares subject to award	Per share exercise price of options	Per share fair value of common stock on grant date	Per share estimated fair value of award on grant date(1)
United Neuroscience
September 2, 2020	249,211	$0.36	$0.913	$0.755
January 26, 2021	14,072,334	$2.647	$2.647	$1.452
COVAXX
August 22, 2020	3,087,965	$0.777	$1.057	$0.482
August 24, 2020	811,308	$0.777	$1.057	$0.482
February 11, 2021	2,185,078	$2.577	$2.577	$1.620
Vaxxinity, Inc.
June 16, 2021	1,074,055	$3.090	$3.090	$2.306
July 16, 2021	440,000	$3.090	$3.090	$2.332
July 28, 2021	875,414	$6.470	$6.470	$4.800

(1)	The per share estimated fair value of award reflects the fair value of options estimated at the date of grant using the Black-Scholes option-price model.

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83

Summary of UNS Valuation Reports

September 30, 2019 (Used for September 2, 2020 Share-Based Awards)

An independent third-party valuation was performed on September 30, 2019 for UNS (the “September 2019 UNS Valuation”). In preparing the September 2019 UNS Valuation, the third-party valuation investigated the income, market and asset-based approaches to conclude a value for the company, but ultimately did not find these approaches to be appropriate given the company’s current circumstances. As a result, the September 2019 UNS Valuation utilized the backsolve method assuming (i) the concluded value for the Series Seed-1 preferred shares from a previously issued report prepared by same third-party valuation firm reflected fair value and (ii) the issue price of the company’s Series Seed-1 preferred shares at a price of $0.4499 per share (before applying the relevant conversion ratios in connection with the Reorganization) that closed in July 2017 reflected fair value. The resulting equity values were weighted to arrive at the company’s equity value at September 30, 2019. This equity value was allocated among the company’s various classes of equity and debt securities, and then a [***]% discount for lack of marketability was applied to arrive at a value for the common shares on a non-controlling, nonmarketable basis. The resulting value of the common shares was $0.09 per share, or, after applying the relevant conversion ratios in connection with the Reorganization, $0.36 per share.

The Board relied on the results of the September 2019 UNS Valuation in its determination of the fair value of the common stock of $0.36 per share for the 249,211 options granted on September 2, 2020. Between September 30, 2019 and September 2, 2020, the company continued to operate its business in the ordinary course and the Company believed there were no significant changes in the company’s financial position or commercial prospects that would have caused a change in fair value or warranted an updated third-party valuation.

January 22, 2021 (Used for January 26, 2021 Share-Based Awards)

An independent third-party valuation was performed on January 22, 2021 for UNS (the “January 2021 UNS Valuation”). In preparing the January 2021 UNS Valuation, the third-party valuation was performed using the Hybrid Method to value the common stock of the company. Management identified two likely scenarios for the company: (1) a SPAC scenario and (2) an M&A scenario. The M&A scenario utilized the market adjusted equity value method to determine the equity value and allocated the equity value to the respective share classes using the OPM. The market adjusted equity value method utilizes the equity value of the previous valuation and it is adjusted for the company’s internal development efforts as well as market conditions. Under the SPAC scenario, the third-party valuation utilized the direct waterfall approach to allocate the value to the common stock. Using the Hybrid Method, the third-party valuation then considered a SPAC scenario and used an expected time to liquidity of [***] as of

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83

January 22, 2021. In addition, a [***]% discount was applied for lack of marketability due to the company being privately held. The exit value of the company in the SPAC scenario was estimated to be $[***]. In the M&A scenario, the third-party valuation calculated the market adjusted equity value of the company and applied a [***]% discount for lack of marketability due to the company being privately held. The resulting fair value of a share of common stock in the SPAC scenario was $[***], and the resulting fair value of a share of common stock in the M&A scenario was $[***]. The Hybrid Method weighted the SPAC scenario at [***]% and the M&A scenario at [***]%. The resulting fair value of the common stock was $0.58 per share or, after applying the relevant conversion ratios in connection with the Reorganization, $2.647.

The Board relied on the results of the January 2021 UNS Valuation in its determination of the fair value of the common stock of $2.647 per share for the 14,072,334 options granted on January 26, 2021.

Summary of COVAXX Valuation Reports

August 7, 2020 (Used for August 22, 2020 and August 24, 2020 Share-Based Awards)

An independent third-party valuation was performed on August 7, 2020 for COVAXX (the “August 2020 COVAXX Valuation”). In preparing the August 2020 COVAXX Valuation, the third-party valuation was performed using the market approach, specifically the recent transactions method. The company’s recent Series A-1 preferred stock offering provided a relevant basis for determining at arm’s length the overall value of the company. The company’s Series A-1 preferred stock offering closed in August 2020 at a price of $9.5300 per share (before applying the relevant conversion ratios in connection with the Reorganization). The OPM was then used to allocate the equity value. Key assumptions such as volatility and expected term were estimated with reference to the company’s outlook and market participants assumptions. In addition, a [***]% discount was applied for lack of marketability due to the company being privately held. The resulting value of the common stock was $2.64 per share, or, after applying the relevant conversion ratios in connection with the Reorganization, $0.777 per share.

The Board relied on the results of the August 2020 COVAXX Valuation in its determination of the fair value of the common stock of $0.777 per share for the 3,087,965 options granted on August 22, 2020 and the 811,308 options granted on August 24, 2020.

January 22, 2021 (Used for February 11, 2021 Share-Based Awards)

An independent third-party valuation was performed on January 22, 2021 for COVAXX (the “January 2021 COVAXX Valuation”). In preparing the January 2021 COVAXX Valuation, the third-party valuation was performed using the Hybrid Method to value the common stock of the company. Management identified two likely scenarios for the company: (1) a SPAC scenario and (2) an M&A scenario. The M&A scenario utilized the market adjusted equity value method to determine the equity value and allocated the equity value to the respective share classes using the OPM. The market adjusted equity value method utilizes the equity value of the previous valuation and it is adjusted for the company’s internal development efforts as well as market conditions. Under the SPAC scenario, the third-party valuation utilized the direct waterfall approach to allocate the value to the common stock. Using the Hybrid

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83

Method, the third-party valuation then considered a SPAC scenario and used an expected time to liquidity of [***] as of January 22, 2021. In addition, a [***]% discount was applied for lack of marketability due to the company being privately held. The exit value of the company in the SPAC scenario was estimated to be $[***]. In the M&A scenario, the third-party valuation calculated the market adjusted equity value of the company and applied a [***]% discount for lack of marketability due to the company being privately held. The resulting fair value of a share of common stock in the SPAC scenario was $[***], and the resulting fair value of a share of common stock in the M&A scenario was $[***]. The Hybrid Method weighted the SPAC scenario at [***]% and the M&A scenario at [***]%. The resulting fair value of the common stock was $8.82 per share or, after applying the relevant conversion ratios in connection with the Reorganization, $2.577.

The Board relied on the results of the January 2021 COVAXX Valuation in its determination of the fair value of the common stock of $2.577 per share for the 2,185,078 options granted on February 11, 2021.

Summary of Vaxxinity, Inc. Valuation Reports

June 14, 2021 (Used for June 16, 2021 and July 16, 2021 Share-Based Awards)

An independent third-party valuation was performed on June 14, 2021 for the Company (the “June 2021 Valuation”). In preparing the June 2021 Valuation, the third-party valuation was performed using the Hybrid Method to value the common stock of the Company. Management identified two likely scenarios for the Company: (1) an IPO scenario and (2) an M&A scenario. The M&A scenario utilized the recent transactions method to determine the equity value and allocated the equity value to the respective share classes using the OPM. The recent transactions method utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s Series B preferred stock offering, which had multiple closings from March 2021 through June 2021, at a price of $8.00 per share. It was determined that the price of the Company’s Series B preferred stock, issued between March 2021 and June 2021, was a reasonable indication of the Company’s equity value as the issuance was considered to be an arm’s length transaction negotiated by sophisticated existing and new investors with fairly negotiated terms. Under the IPO scenario, the third-party valuation utilized the direct waterfall approach to allocate the value to the common stock. Using the recent transactions method, the third-party valuation then considered an IPO scenario and used an expected time to liquidity of [***] as of June 14, 2021. In addition, a [***]% discount was applied for lack of marketability due to the Company being privately held. The exit value of the Company in the IPO scenario was estimated to be $[***]. In the M&A scenario, the third-party valuation used an estimated volatility of [***]% and an expected time to liquidity event of [***] and applied a [***]% discount for lack of marketability due to the Company being privately held. The resulting fair value of the common stock in the IPO scenario was $[***], and the resulting fair value of the common stock in the M&A scenario was $[***]. The Hybrid Method weighted the IPO scenario at [***]% and the M&A scenario at [***]%. The Company believed this weighting was appropriate given the significant uncertainties associated with completion of an IPO, as compared to an eventual M&A transaction, at the time of the June 2021 Valuation. The resulting fair value of the common stock was $3.09 per share.

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83

The Board relied on the results of the June 2021 Valuation in its determination of the fair value of the common stock of $3.09 per share for the 1,074,055 options granted on June 16, 2021 and the 440,000 options granted on July 16, 2021. Between June 16, 2021 and July 16, 2021, the Company believed there were no significant changes in the Company’s financial position or commercial prospects, including its belief that an eventual M&A transaction was more probable than an IPO, that would have caused a change in fair value or warranted an updated third-party valuation.

July 23, 2021 (Used for July 28, 2021 Share-Based Awards)

An independent third-party valuation was performed on July 23, 2021 for the Company (the “July 2021 Valuation”). In preparing the July 2021 Valuation, the third-party valuation was performed using the Hybrid Method to value the common stock of the Company. The Hybrid Method is a scenario analysis with one or more of the scenarios utilizing the OPM to allocate the equity value of the respective share classes. Management identified two likely scenarios for the Company: (1) an IPO scenario and (2) an M&A scenario. The M&A scenario utilized the recent transactions method to determine the equity value and allocated the equity value to the respective share classes using the OPM. The recent transactions method utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s Series B preferred stock offering, which had multiple closings from March 2021 through June 2021, at a price of $8.00 per share. It was determined that the price of the Company’s Series B preferred stock, issued between March 2021 and June 2021, was a reasonable indication of the Company’s equity value as the issuance was considered to be an arm’s length transaction negotiated by sophisticated existing and new investors with fairly negotiated terms. Under the IPO scenario, the third-party valuation utilized the direct waterfall approach to allocate the value to the common stock. Using the Hybrid Method, the third-party valuation then considered an IPO scenario and used an expected time to liquidity of [***] as of July 23, 2021. In addition, a [***]% discount was applied for lack of marketability due to the Company being privately held. The exit value of the Company in the IPO scenario was estimated to be $[***]. In the M&A scenario, the third-party valuation used an estimated volatility of [***]% and an expected time to liquidity event of [***] and applied a [***]% discount for lack of marketability due to the Company being privately held. The resulting fair value of the common stock in the IPO scenario was $[***], and the resulting fair value of the common stock in the M&A scenario was $[***]. The Hybrid Method weighted each of the IPO scenario and the M&A scenario at [***]%. The Company believed this weighting was appropriate because of its increased confidence in a potential IPO at the time of the July 2021 Valuation. The resulting fair value of the common stock was $6.47 per share.

The Board relied on the results of the July 2021 Valuation in its determination of the fair value of the common stock of $6.47 per share for the 875,414 options granted on July 28, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83

Comparison of Recent Valuations of the Fair Value of Common Stock and the Midpoint of the Preliminary Price Range

The Company believes that the difference in the value reflected between the recent valuations of the fair value of the common stock and the Preliminary Price Range is the result of the following key factors, among others:

•

Each series of the Company’s currently outstanding convertible preferred stock currently has superior economic rights and preferences over the common stock, including liquidation payments in preference to holders of the common stock and veto voting rights with respect to certain actions. The Preliminary Price Range assumes the conversion of all of the Company’s redeemable convertible preferred stock into shares of common stock concurrently with the consummation of the IPO, eliminating the superior rights and preferences of its redeemable convertible preferred stock as compared to the common stock.

•

There are differences in the valuation methodologies, assumptions and inputs used by the Representatives in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered previously. This includes that the valuations prior to the Reorganization used valuation methodologies, assumptions and inputs specific to UNS or COVAXX, as applicable, rather than the Company as a whole. This also includes that the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a scenario where the Company remained a privately-held company. As indicated above, due to the superior economic rights and preferences the convertible preferred stock has over the common stock, consideration of any scenario other than a successful IPO will result in a fair value of the common stock below the Preliminary Price Range. The Company believes that given the significant uncertainties associated with completion of an IPO, including market conditions outside of the Company’s control, it is appropriate to weight non-IPO scenarios as the Company has done in its recent valuations of the fair value of the common stock.

•

An increased probability of consummating the IPO since the last valuation of the common stock as of July 23, 2021, based on the Company’s public filing of its Registration Statement on October 8, 2021. In September and October 2021, the Company also held “testing-the-waters” meetings, at which the Company received positive feedback from potential investors.

•

The successful completion of an IPO would provide the Company with (i) proceeds that strengthen the Company’s balance sheet as a result of increased cash, (ii) ready access to the equity and debt markets for public companies, (iii) a “currency” with which to hire and retain talent and (iv) a strengthened brand recognition in the marketplace. These anticipated improvements in the Company’s financial position are expected to have a beneficial effect on the Company’s business and operations and, as a result, they influenced the Preliminary Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83

•

The Preliminary Price Range represents a future price for the common stock, if issued in the IPO, which would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock based on the July 2021 Valuation represents an estimate of the fair value of the shares that were then illiquid and might never become liquid at least until the expiration of the customary 180-day lock-up period following an initial public offering.

Conclusion

The Company respectfully submits that the fair values of common stock as determined by the Board, as set forth above, which have been used as the basis for determining the share-based compensation in connection with grants of shares of common stock and stock options, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

*    *     *

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Joseph D. Zavaglia at 212-474-1724.

Sincerely, /s/ Joseph D. Zavaglia

Joseph D. Zavaglia

VIA EDGAR

Copy to:

René Paula Molina, General Counsel and Secretary

Vaxxinity, Inc.

1717 Main St, Ste 3388

Dallas, TX 75201

VIA E-MAIL

CONFIDENTIAL TREATMENT REQUESTED BY VAXXINITY, INC. UNDER SEC RULE 83